Filed by Centerspace
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Centerspace
Commission File No.: 001-35624
Date:  September 9, 2026

The following email was sent to employees of Centerspace by Anne Olson, President and Chief Executive Officer of Centerspace, on September 9, 2026, in connection with the proposed acquisition of Centerspace by Independence Realty Trust, Inc. (“IRT”):

Team,

This morning we announced that Centerspace is combining with Independence Realty Trust (IRT). Our Board approved this transaction unanimously, and I want to share with why this is in the best interest of our stakeholders.

IRT is a Philadelphia-based apartment company with about 33,900 homes, mostly in the Sunbelt and Midwest — cities like Atlanta, Dallas, Tampa, Nashville, Columbus, and Indianapolis, among others. As a combined company, we'll cover 163 communities and about 44,000 apartment homes in 17 states. Our shareholders will own roughly 22% of the combined company. We expect the transaction to close by the end of the fourth quarter this year.
We have talked about our strategy to scale our business in strong, growing markets while seeking enhancement to our balance sheet. This merger significantly advances that strategy – the company will have scale that benefits our operating platform and cost of capital, we’ll further diversify our market exposure with the Sunbelt, and we’ll enhance our leverage profile. I am confident that IRT’s commitment to residents and stakeholders reflects our own, and our team will benefit from the expanded opportunity and resources that result from this combination.

Independence Realty Trust will retain its corporate name and ticker symbol (NYSE: IRT), and the headquarters will be in Philadelphia. IRT’s current Chairman and Chief Executive Officer, Scott Schaeffer, and President and Chief Financial Officer, Jim Sebra, will lead the combined company and IRT’s Board of Directors will expand to 11 members, nine from IRT and two from Centerspace.

Until we close, we're still Centerspace — and we will continue to run our business with the dedication and professionalism that makes great homes for our residents, our team and our investors. I am very proud of the work we do together, and excited for this next chapter in the company’s evolution.

We're getting together at 11:00 am central time today, and I will be happy to answer your questions.

Cautionary Statement Regarding Forward-Looking Information
The information contained or incorporated by reference into this communication may contain certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Centerspace (“Centerspace”) and Independence Realty Trust, Inc. (“IRT”), the expected timing of completion of the proposed transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Forward-looking statements do not discuss historical fact, but instead include statements related to expectations, projections, intentions or other items related to the future. Forward-looking statements are typically identified by the use of terms such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “assumes,” “may,” “projects,” “outlook,” “future,” and variations of those words and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to be materially different from the results of operations, financial condition, or plans expressed or implied by the forward-looking statements. Although we believe the expectations reflected in these forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be achieved. Any statements contained herein that are not statements of historical fact should be deemed forward-looking statements. As a result, undue reliance should not be placed on these forward-looking statements, as these statements are subject to known and unknown risks, uncertainties, and other factors beyond our control and could differ materially from actual results and performance.
The forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Centerspace’s and IRT’s control.
The following factors, among others, could cause our future results to differ materially from those expressed in the forward-looking statements:
●
IRT’s and Centerspace’s ability to complete the transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the transaction;

●	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement between Centerspace and IRT;
●	the outcome of any legal proceedings that may be instituted against Centerspace or IRT;
●	delays in completing the proposed transaction involving Centerspace and IRT;
●
the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Centerspace and IRT do business;

●	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
●	the ability of Centerspace and IRT to meet expectations regarding the timing, completion and accounting and tax treatment of the transaction;
●	diversion of IRT’s and Centerspace’s management’s attention from ongoing business operations and opportunities;
●	potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction;
●	the ability to complete the transaction and integration of Centerspace and IRT successfully;
●	the dilution caused by IRT’s issuance of additional shares of its capital stock in connection with the transaction;
●
financing risks, including IRT’s and Centerspace’s potential inability to meet existing covenants in IRT’s and Centerspace’s existing credit facilities or to obtain new debt or equity financing on favorable terms, or at all;

●
uncertain global macro-economic and political conditions, the impact of actual or threatened wars or other international conflicts, such as in Ukraine, the Middle East, and South America, including sanctions imposed by the U.S. and other countries, on inflation, trade, and general economic conditions;

●	deteriorating economic conditions and rising unemployment rates, energy costs, and inflation, in the markets where we own apartment communities or in which we may invest in the future;
●
rental conditions in IRT’s and Centerspace’s markets, including occupancy levels and rental rates, IRT’s and Centerspace’s potential inability to renew residents or obtain new residents upon expiration of existing leases, IRT’s and Centerspace’s ability to identify and consummate attractive acquisitions and dispositions on favorable terms, IRT’s and Centerspace’s ability to reinvest sales proceeds successfully, IRT’s and Centerspace’s inability to accommodate any significant decline in the market value of real estate serving as collateral for IRT’s and Centerspace’s debt and mortgage obligations; changes in tax and housing laws, including rent control laws, or other factors;

●	timely access to material and labor required to renovate and maintain apartment communities;
●
adverse changes in IRT’s and Centerspace’s markets, including future demand for apartment homes in those markets, barriers of entry into new markets, limitations on IRT’s and Centerspace’s ability to increase rental rates, IRT’s and Centerspace’s ability to identify and consummate attractive acquisitions and dispositions on favorable terms, IRT’s and Centerspace’s ability to reinvest sales proceeds successfully, and inability to accommodate any significant decline in market value of real estate serving as collateral for IRT’s and Centerspace’s debt and mortgage obligations;

●	the ability of Centerspace to complete its proposed dispositions on a timely basis, or at all
●	and risks that Centerspace’s recently completed or proposed dispositions disrupt current plans and operations; and
●	other factors that may affect the future results of Centerspace and IRT.

Additional factors that could cause results to differ materially from those described above can be found in Centerspace’s Annual Report on Form 10-K for the year ended December 31, 2025 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2026, each of which is on file with the SEC and available on the “Investor Relations” section of Centerspace’s website, www.centerspacehomes.com, under the heading “Investors” and in other documents Centerspace files with the SEC, and in IRT’s Annual Report on Form 10-K for the year ended December 31, 2025 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2026, each of which is on file with the SEC and available on IRT’s website, www.irtliving.com, under the heading “Investors” and in other documents IRT files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above.

Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Centerspace nor IRT assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Centerspace or IRT updates one or more forward-looking statements, no inference should be drawn that Centerspace or IRT will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
Important Additional Information about the Proposed Transaction and Where to Find It
In connection with the proposed transaction, IRT will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Centerspace and IRT and a prospectus of IRT, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Centerspace and IRT will be submitted to Centerspace’s shareholders and IRT’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, SHAREHOLDERS OF CENTERSPACE AND STOCKHOLDERS OF IRT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain the registration statement and the definitive joint proxy statement/prospectus free of charge from the SEC’s website or from Centerspace or IRT. The documents filed by Centerspace with the SEC may be obtained free of charge at Centerspace’s website at www.centerspacehomes.com or at the SEC’s website at www.sec.gov. The documents filed by IRT with the SEC may be obtained free of charge at IRT’s website at www.irtliving.com or at the SEC’s website at www.sec.gov. References to either of IRT’s or CSR’s websites do not constitute incorporation by reference of the information contained on the websites and is not, and should not be, deemed part of this communication.
Participants in the Solicitation
Centerspace, IRT, and certain of their respective trustees or directors, as applicable, and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Centerspace and stockholders of IRT in connection with the proposed transaction. Information regarding the interests of the trustees or directors, as applicable, and executive officers of Centerspace and IRT and other persons who may be deemed to be participants in the solicitation of shareholders of Centerspace and IRT in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive joint proxy statement/prospectus related to the transaction, which will be filed by Centerspace with the SEC. Information regarding Centerspace’s trustees and executive officers is available in its definitive joint proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2026, and other documents filed by Centerspace with the SEC. Information regarding IRT’s directors and executive officers is available in its definitive proxy statement relating to its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2026, and other documents filed by IRT with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC by Centerspace and IRT, respectively.
Free copies of these documents may be obtained as described above under “Important Additional Information.”

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